FORM 6 — K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2003

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

              If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 12, 2003, announcing that Registrant’s subsidiary, Spacenet Inc., has been selected by Arby’s Franchisee RTM Restaurant Group to provide it with a broadband satellite retail network, and that Registrant will release its second quarter results on August 14, 2003.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

      Dated: August 13, 2003

Aug 12, 2003

Gilat’s Spacenet Subsidiary Selected by Largest Arby’s Franchisee RTM Restaurant Group to Provide Broadband Satellite Retail Network to 825 Locations Nationwide RTM Restaurant Group latest in a series of restaurant industry leaders to choose Spacenet’s Connexstar service

Company will release second quarter results on August 14, 2003

Petah Tikva, Israel, August 12, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its US subsidiary, Spacenet Inc., has been selected by RTM Restaurant Group Inc. to provide a broadband VSAT network to their Arby’s restaurants and other quick service restaurant locations. The Company also announced that it will report its second quarter 2003 results on August 14, 2003.

Arby’s, known for its signature Roast Beef sandwich and recently-introduced Market Fresh™ line of deli sandwiches, is a subsidiary of the Triarc Companies, Inc. Celebrating its 30th anniversary, RTM Restaurant Group, the nation’s largest Arby’s franchisee, operates 1,049 restaurants in 21 states, including 773 Arby’s locations. RTM is ranked by Restaurant Finance Monitor as the largest restaurant franchisee in the United States. The company’s portfolio of restaurant concepts also includes Mrs. Winner’s Chicken & Biscuits and Lee’s Famous Recipe Chicken.

The five-year commitment calls for Spacenet’s Connexstar Enterprise service to be deployed at the restaurant locations for a range of applications including credit authorization, point-of-sale and store polling as well as intranet-based back office applications. Connexstar Enterprise provides network design and configuration parameters customized to meet larger clients’ specific needs, while retaining the convenient deployment and economic benefits of Connexstar’s standardized network service packages.

“We thoroughly evaluated all of the available networking alternatives, including the various VSAT solutions, through an extensive pilot program,” said RTM Restaurant Group Chief Information Officer Patti Reilly. “In the end, we chose Spacenet because their network provided superior application performance and their organization provided solid technical and operational support. Spacenet’s responsiveness in addressing their customers’ requirements, as well as their ability to proactively monitor the network, were also critical factors in our selection.”

Spacenet Vice President of Sales and Marketing David Shiff said, “We frequently find that when customers perform side-by-side testing of Spacenet’s Connexstar services against other VSAT solutions, Connexstar is seen as the clear winner. We are gratified that leading companies like RTM Restaurant Group have put their trust in Spacenet as their mission-critical retail network provider. We are particularly pleased to add RTM to our growing list of clients in the restaurant space. This market is characterized by challenging economic imperatives and demanding operational requirements. Hence, we are especially pleased to be selected by yet another leader in this market, particularly after such a thorough evaluation process.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size, anywhere in the continental United States. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.
Investor Inquiries:
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com